Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)
ANNOUNCEMENT
First Quarterly Report of 2011
§1  Important Notice
1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.
1.2 This First Quarterly Report of 2011 has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.
1.3 The financial statements of the Company and its subsidiaries (the “Group”) are prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”). The financial statements set out in this quarterly report are unaudited.
1.4 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this quarterly report.

§2  Basic Information of the Company
2.1 Key Accounting Data and Financial Indicators
2.1.1 Key Accounting Data and Financial Indicators Prepared under IFRS

		Unit: RMB Million
			Changes from the
			end of the
	As at the end	As at the end	preceding year to
	of the	of the	the end of the
	reporting	preceding	reporting period
Items	period	year	(%)
Total assets	1,770,687	1,656,487	6.9
Equity attributable to owners of the Company	977,307	938,926	4.1
Net assets per share attributable to owners of the Company (RMB)	5.34	5.13	4.1

		Same period	Changes over the
	The	of the	same period of the
	reporting	preceding	preceding year
Items	period	year	(%)
Net cash flows provided by operating activities	65,940	74,510	(11.5)
Net cash flows provided by operating activities per share (RMB)	0.36	0.41	(11.5)
Net profit attributable to owners of the Company	37,003	32,492	13.9
Basic earnings per share (RMB)	0.20	0.18	13.9
Diluted earnings per share (RMB)	0.20	0.18	13.9
Return on net assets (%)	3.8	3.7	0.1percentage points

2.1.2 Key Accounting Data and Financial Indicators Prepared under CAS

		Unit: RMB Million
			Changes from the
			end of the
	As at the end	As at the end	preceding year to
	of the	of the	the end of the
	reporting	preceding	reporting period
Items	period	year	(%)
Total assets	1,770,566	1,656,368	6.9
Equity attributable to equity holders of the Company	977,423	939,043	4.1
Net assets per share attributable to equity holders of the Company (RMB)	5.34	5.13	4.1

	From the beginning of the	Changes over the
	year to the end of the	same period of the
Items	reporting period	preceding year (%)
Net cash flows from operating activities	67,103	(11.1)
Net cash flows from operating activities per share (RMB)	0.37	(11.1)

		From the
		beginning of
		the year to	Changes over the
	In the	the end of	same period of the
	reporting	the reporting	preceding year
Items	period	period	(%)
Net profit attributable to equity holders of the Company	37,002	37,002	14.0
Basic earnings per share (RMB)	0.20	0.20	14.0
Diluted earnings per share (RMB)	0.20	0.20	14.0
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.20	0.20	14.6
Weighted average return on net assets (%)	3.9	3.9	0.1 percentage points
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	3.9	3.9	0.1 percentage points

Unit: RMB Million
Profit/(loss) from the
beginning of the year to
the end of the reporting
Non-recurring profit/loss items	period
Net gain on disposal of non-current assets	88
Government grants recognised in the income statement	133
Net gain on disposal of available-for-sale financial assets	3
Reversal of provisions for bad debts against receivables	18
Other non-operating income and expenses	(726)

Subtotal	(484)

Tax impact of non-recurring profit/loss items	120
Impact of minority interest	4

Total	(360)

2.1.3 Differences between CAS and IFRS
         ☑ Applicable   ☐ Inapplicable
The consolidated net profit for the reporting period under IFRS and CAS were RMB40,608 million and RMB40,607 million respectively, with a difference of RMB1 million; the consolidated shareholders’ equity for the reporting period under IFRS and CAS were RMB1,052,037 million and RMB 1,052,008 million respectively, with a difference of RMB29 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2 Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period

Number of		1,167,363 shareholders including 1,158,717 holders of A shares and
shareholders at the end		8,646 holders of H shares (including 322 holders of the American
of the reporting period		Depository Shares)
Top ten shareholders holding shares without selling restrictions
Name of shareholders		Number of shares held		Type of shares
1	CNPC	157,764,597,259		A shares
2	HKSCC Nominees Limited	20,801,087,747	(1)	H shares
3	CITIC Securities Co., Ltd.	96,101,614		A shares
4	China Life Insurance Company Limited — Dividends — Personal Dividends — 005L — FH002 Shanghai	54,061,385		A shares
5	Industrial and Commercial Bank of China — Southern Longyuan Industrial Theme Equity Securities Investment Fund	51,778,301		A shares
6	Industrial and Commercial Bank of China — China Universal SCI Index Fund	46,138,097		A shares
7	Guangxi Investment Group Limited	39,560,045		A shares
8	China Merchants Securities — Client Account of Collateral Securities for Margin Trading	35,971,988		A shares
9	Industrial and Commercial Bank of China — Shanghai 50 Index ETF Securities Investment Fund	33,512,098		A shares
10	Bank of Communications — Yi Fang Da 50 Index Securities Investment Fund	32,482,052		A shares

Notes:

(1)	Including the 149,892,000H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited, which were included in the total shares held by HKSCC Nominees Limited.
2.3 Business Review
In the first quarter of 2011, China’s economy continued to grow at a rapid pace and its gross domestic product (GDP) grew 9.7% as compared with that of the same period last year. Global economic recovery was moving haltingly and geopolitical tensions led to high and volatile crude oil prices. Faced with the changes in the operating environment, the Group achieved steady and rapid development in production and operations by organising production and operations in a scientific manner, placing continued emphasis on quality and efficiency and striving to reduce costs while increasing efficiency. Production of major products steadily increased and sustainability in development was further enhanced. Operating results of the Company remained at a relatively high level.
Leveraging on the rising international oil prices, the Group adhered to its pursuit of scientific development in exploration and production operations and actively optimise resources allocation. Crude oil production increased steadily, while natural gas production continued to grow rapidly. In the first quarter of 2011, the Group produced 219.1 million barrels of crude oil, representing an increase of 4.3% as compared with that of the same period of last year. Production of marketable natural gas was 639.3 billion cubic feet in the first quarter of 2011, representing an increase of 7.1% as compared with the same period of last year. The oil and natural gas equivalent output was 325.7 million barrels in the first quarter of 2011, representing an increase of 5.2% as compared with the same period of last year, of which 26.6 million barrels were overseas oil and natural gas equivalent output, representing an increase of 5.4% as compared with the same period of last year. In the first quarter of 2011, the exploration and production operations generated operating profit of RMB45,865 million, representing an increase of 38.8% as compared with RMB33,054 million for the same period of last year.
In respect of refining and chemicals operations, the Group actively coped with the impact of high and volatile crude oil prices by leveraging fully on its integrated advantage in refining and chemicals operations, strengthening the organisation and deployment of resources and achieved a steady, safe and efficient operation of its equipment facilities. In the first quarter of 2011, the Group processed 250.1 million barrels of crude oil, representing an increase of 16.1% as compared with that of the same period of last year, and produced 22.0 million tons of gasoline, diesel and kerosene, representing an increase of 16.9% as compared with that of the same period of last year, and 0.921 million tons of ethylene, representing an increase of 1.4% as compared with that of the same period of last year. Due to the increasing crude oil prices and the domestic prices for refined oil not being fully adjusted, the refining and chemicals operations incurred an operating loss of RMB3,692 million in the first quarter of 2011, of which the refining operations incurred an operating loss of RMB 6,132 million and the chemicals operations realised an operating profit of RMB 2,440 million.
In respect of marketing operations, faced with the changes in market conditions, the Group adopted a flexible and effective marketing strategy, optimised its sales structure and made great efforts to increase its operating efficiency and market share. In the first quarter of 2011, the Group sold 31.607 million tons of gasoline, diesel and kerosene, representing an increase of 16.9% as compared with that of the same period of last year. In the first quarter of 2011, the marketing operations recorded an operating profit of RMB7,684 million, an increase of 155.3% as compared with RMB3,010 million for the same period of last year.
In respect of the natural gas and pipeline operations, the Group focused on safe operations and the improvement of efficiency and strengthened the coordination of production, transportation, marketing and storage, as well as its control over the production and operation processes. Sales of natural gas maintained a fast growth rate and key projects are progressed in an orderly manner. In the first quarter of 2011, the natural gas and pipeline operations recorded an operating profit of RMB6,885 million, representing an increase of 14.5% as compared with RMB6,013 million for the same period of last year.
The Group’s international operations grew rapidly and its international cooperation in mutually beneficial projects continued to expand on the basis of mutual benefits. The quality of the Group’s international trade continued to be enhanced, which resulted in growth in overseas oil and gas operations at a relatively fast pace.

Summary of Key Operating Data for the First Quarter of 2011

		For the three		Changes
		ended months		over the
		March 31		same period
Operating Data	Unit	2011	2010	of 2010 (%)
Crude oil output	Million barrels	219.1	210.1	4.3
Marketable natural gas output (1)	Billion cubic feet	639.3	596.8	7.1
Oil and natural gas equivalent output (1)	Million barrels	325.7	309.6	5.2
Average realised price for crude oil	USD/barrel	91.85	70.01	31.2
Average realised price for natural gas	USD/ thousand cubic feet	4.43	3.28	35.1
Processed crude oil	Million barrels	250.1	215.4	16.1
Gasoline, kerosene and diesel output	Thousand tons	22,000	18,824	16.9
of which: Gasoline	Thousand tons	6,353	5,305	19.8
Kerosene	Thousand tons	584	579	0.9
Diesel	Thousand tons	15,063	12,940	16.4
Total sales volume of gasoline, kerosene and diesel	Thousand tons	31,607	27,049	16.9
of which: Gasoline	Thousand tons	9,928	8,885	11.7
Kerosene	Thousand tons	1,896	1,445	31.2
Diesel	Thousand tons	19,783	16,719	18.3
Output of key chemical products
Ethylene	Thousand tons	921	908	1.4
Synthetic resin	Thousand tons	1,494	1,376	8.6
Synthetic fiber raw materials and polymer	Thousand tons	583	499	16.8
Synthetic rubber	Thousand tons	153	151	1.3
Urea	Thousand tons	957	779	22.8

Note:	(1) The figures for the same reporting period of 2010 were presented on a consistent basis as that for 2011.

(2) Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3  Significant Events
3.1 Significant changes in key accounting items and financial indicators under CAS and explanation of such changes
☑ Applicable          ☐ Inapplicable

Unit: RMB Million
	March	December	Changes
Items	31, 2011	31, 2010	(%)	Key explanation of the changes
Cash at bank and on hand	119,143	52,210	128.2	Mainly due to an increase in external borrowings by the Group to meet its needs for business development
Notes receivable	11,579	5,955	94.4	Mainly due to an increase in bank acceptance bills receivable
Advances to suppliers	58,174	37,935	53.4	Mainly due to an increase in prepared construction expenditure resulting from an increase in investment
Other receivables	8,345	5,837	43.0	Mainly due to an increase in the receivables from other companies resulting from the Group’s expansion in its operations
Short-term borrowings	144,565	97,175	48.8	Mainly due to an increase in external borrowings by the Group to meet its needs for business development
Other payables	33,371	19,845	68.2	Mainly due to an increase in account payables for the Group’s expansion of its scale of operations
Current portion of non-current liabilities	38,513	5,093	656.2	Mainly due to the amount of long-term borrowings falling due within a year and the debentures payable being higher than the repayment of the current portion of the non-current liabilities
Debentures payable	67,771	97,774	(30.7)	Mainly due to the classification of a portion of the medium-term notes issued in the preceding year to the current portion of non-current liabilities

Unit: RMB Million
	March	December	Changes
Items	31, 2011	31, 2010	(%)	Key explanation of the changes
Operating income	445,980	318,795	39.9	Mainly due to increases in sales prices and sales volumes of main products during the reporting period
Cost of sales	300,751	206,422	45.7	Mainly due to increases during the reporting period in the volume of crude oil, feedstock oil and other raw materials purchased and a rise in the prices thereof
Tax and levies on operations	60,046	40,967	46.6	Mainly due to increases in special levy on the sale of domestic crude oil and consumption taxes payable
General and administrative expenses	19,732	14,296	38.0	Mainly due to an increase in the repair and maintenance expenses for refining and chemicals operations
Taxation	12,898	9,134	41.2	Mainly due to an increase in taxable income and theexpiry of tax concession for the Development of the Western Regions in China during the reporting period
Net cash flows from financing activities	54,582	34,364	58.8	Mainly due to an increase in external borrowings by the Group to meet its needs for business development
3.2 Developments and impacts of significant events as well as the analysis of and explanation for the solutions
☑ Applicable          ☐ Inapplicable

On January 31, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned subsidiary of the Group, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited and INEOS Investments International Limited (together, the “Sellers”), two wholly-owned subsidiaries of British petrochemical conglomerate INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaged in trading and refining activities . Since the delivery of the above offer, PCI and the Sellers have entered into certain documentation after negotiation, including amongst others, the acquisition agreement and the reorganisation agreement on April 8, 2011. According to these agreements, the total cash consideration payable by PCI for the shares in the joint venture is US$1,015 million. Completion of the proposed transaction is subject to a number of conditions as set out in the relevant documentation.

3.3 Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller
     ☑ Applicable   ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2010 Annual Report of the Company. There have been no events affecting the performance of these undertakings.
3.4 Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year
     ☐ Applicable   ☑ Inapplicable
3.5 Investments in securities
     ☐ Applicable   ☑ Inapplicable
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
April 27, 2011
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX
A. Financial statements for the first quarter of 2011 prepared in accordance with IFRS
1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2011	2010
	RMB million	RMB million

TURNOVER	445,980	318,795

OPERATING EXPENSES
Purchases, services and other	(251,797)	(163,279)
Employee compensation costs	(23,151)	(17,483)
Exploration expenses, including exploratory dry holes	(7,685)	(7,254)
Depreciation, depletion and amortisation	(31,265)	(27,446)
Selling, general and administrative expenses	(16,669)	(16,138)
Taxes other than income taxes	(61,927)	(42,519)
Other expenses, net	(309)	(127)

TOTAL OPERATING EXPENSES	(392,803)	(274,246)

PROFIT FROM OPERATIONS	53,177	44,549

FINANCE COSTS
Exchange gain	417	331
Exchange loss	(608)	(816)
Interest income	427	402
Interest expense	(2,344)	(1,770)

TOTAL NET FINANCE COSTS	(2,108)	(1,853)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	2,437	1,875

PROFIT BEFORE INCOME TAX EXPENSE	53,506	44,571
INCOME TAX EXPENSE	(12,898)	(9,152)

PROFIT FOR THE PERIOD	40,608	35,419

OTHER COMPREHENSIVE INCOME:
Currency translation differences	(11)	999
Fair value (loss) /gain from available-for-sale financial assets	(10)	25
Income tax relating to components of other comprehensive (loss) / income	2	(7)

OTHER COMPREHENSIVE (LOSS) /INCOME, NET OF TAX	(19)	1,017

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	40,589	36,436

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	37,003	32,492
Non-controlling interest	3,605	2,927

	40,608	35,419

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	37,168	33,394
Non-controlling interest	3,421	3,042

	40,589	36,436

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.20	0.18

2. Consolidated Statement of Financial Position

	March 31, 2011	December 31, 2010
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,224,982	1,238,599
Investments in associates and jointly controlled entities	66,514	64,137
Available-for-sale financial assets	1,981	1,979
Advance operating lease payments	36,661	36,155
Intangible and other assets	27,067	25,453
Deferred tax assets	289	284
Time deposits with maturities over one year	3,430	3,488

TOTAL NON-CURRENT ASSETS	1,360,924	1,370,095

CURRENT ASSETS
Inventories	158,123	134,888
Accounts receivable	57,726	45,005
Prepaid expenses and other current assets	66,622	51,822
Notes receivable	11,579	5,955
Time deposits with maturities over three months but within one year	711	3,013
Cash and cash equivalents	115,002	45,709

TOTAL CURRENT ASSETS	409,763	286,392

CURRENT LIABILITIES
Accounts payable and accrued liabilities	274,441	270,191
Income taxes payable	27,969	22,169
Other taxes payable	41,764	35,108
Short-term borrowings	183,078	102,268

TOTAL CURRENT LIABILITIES	527,252	429,736

NET CURRENT LIABILITIES	(117,489)	(143,344)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,243,435	1,226,751

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	536,370	499,288
Reserves	257,916	256,617

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	977,307	938,926
Non-controlling interest	74,730	71,203

TOTAL EQUITY	1,052,037	1,010,129

NON-CURRENT LIABILITIES
Long-term borrowings	107,368	131,352
Asset retirement obligations	61,184	60,364
Deferred tax liabilities	19,474	21,515
Other long-term obligations	3,372	3,391

TOTAL NON-CURRENT LIABILITIES	191,398	216,622

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,243,435	1,226,751

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2011	2010
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	40,608	35,419
Adjustments for:
Income tax expense	12,898	9,152
Depreciation, depletion and amortisation	31,265	27,446
Capitalised exploratory costs charged to expense	4,361	4,010
Share of profit of associates and jointly controlled entities	(2,437)	(1,875)
Reversal of provision for impairment of receivables, net	(19)	(18)
Write down in inventories, net	1	(1)
Gain on disposal of property, plant and equipment	(58)	—
Gain on disposal of available-for-sale financial assets	(3)	(3)
Loss on disposal of intangible and other assets	4	21
Dividend income	(1)	—
Interest income	(427)	(402)
Interest expense	2,344	1,770
Advance payments on long-term operating leases	(1,163)	(982)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(27,736)	(6,725)
Inventories	(23,254)	(8,578)
Accounts payable and accrued liabilities	40,276	22,924

CASH FLOWS GENERATED FROM OPERATIONS	76,659	82,158
Income taxes paid	(10,719)	(7,648)

NET CASH FLOWS FROM OPERATING ACTIVITIES	65,940	74,510

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2011	2010
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(53,033)	(58,647)
Acquisition of investments in associates and jointly controlled entities	(465)	(129)
Acquisition of available-for-sale financial assets	(4)	—
Acquisition of intangible assets and other non-current assets	(778)	(501)
Purchase of non-controlling interest	(191)	(33)
Proceeds from disposal of property, plant and equipment	204	91
Proceeds from disposal of subsidiaries	40	16
Proceeds from disposal of available-for-sale financial assets	4	25
Proceeds from disposal of intangible and other non-current assets	20	1
Interest received	495	329
Dividends received	153	371
Decrease in time deposits with maturities over three months	2,302	27

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(51,253)	(58,450)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(76,391)	(21,918)
Repayments of long-term borrowings	(677)	(20,660)
Interest paid	(2,750)	(1,948)
Dividends paid to non-controlling interest	(100)	(92)
Increase in short-term borrowings	123,892	60,566
Increase in long-term borrowings	10,332	18,430
Capital contribution from non-controlling interest	230	112
Increase/ (decrease) in other long-term obligations	46	(126)

NET CASH FLOWS FROM FINANCING ACTIVITIES	54,582	34,364

TRANSLATION OF FOREIGN CURRENCY	24	175

Increase in cash and cash equivalents	69,293	50,599
Cash and cash equivalents at beginning of the period	45,709	86,925

Cash and cash equivalents at end of the period	115,002	137,524

4. Segment Information

	Three months ended March 31
	2011	2010
	RMB million	RMB million

Turnover
Exploration and Production
Intersegment sales	136,017	94,809
Turnover from external customers	36,984	26,986

	173,001	121,795
Refining and Chemicals
Intersegment sales	157,211	116,139
Turnover from external customers	47,576	37,197

	204,787	153,336
Marketing
Intersegment sales	41,251	14,868
Turnover from external customers	323,035	229,763

	364,286	244,631
Natural Gas and Pipeline
Intersegment sales	4,283	2,595
Turnover from external customers	38,148	24,708

	42,431	27,303
Corporate and Others
Intersegment sales	16	54
Turnover from external customers	237	141

	253	195

Total turnover from external customers	445,980	318,795

Profit/ (loss) from operations
Exploration and Production	45,865	33,054
Refining and Chemicals	(3,692)	5,591
Marketing	7,684	3,010
Natural Gas and Pipeline	6,885	6,013
Corporate and Others	(3,565)	(3,119)

	53,177	44,549

B  Financial statements for the first quarter of 2011 prepared in accordance with CAS
1. Consolidated Balance Sheet

	March 31, 2011	December 31, 2010
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	119,143	52,210
Notes receivable	11,579	5,955
Accounts receivable	57,726	45,005
Advances to suppliers	58,174	37,935
Other receivables	8,345	5,837
Inventories	158,123	134,888
Other current assets	103	8,050

Total current assets	413,193	289,880

Non-current assets
Available-for-sale financial assets	1,937	1,935
Long-term equity investments	65,939	63,546
Fixed assets	402,672	408,041
Oil and gas properties	581,876	590,484
Construction in progress	230,182	229,798
Construction materials	10,080	9,983
Intangible assets	37,527	37,221
Goodwill	3,100	3,068
Long-term prepaid expenses	17,561	17,247
Deferred tax assets	289	284
Other non-current assets	6,210	4,881

Total non-current assets	1,357,373	1,366,488

TOTAL ASSETS	1,770,566	1,656,368

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

1. Consolidated Balance Sheet (Continued)

	March 31, 2011	December 31, 2010
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	144,565	97,175
Notes payable	3,896	3,039
Accounts payable	196,095	209,015
Advances from customers	30,689	29,099
Employee compensation payable	7,286	5,696
Taxes payable	69,733	57,277
Other payables	33,371	19,845
Current portion of non-current liabilities	38,513	5,093
Other current liabilities	3,104	3,497

Total current liabilities	527,252	429,736

Non-current liabilities
Long-term borrowings	39,597	33,578
Debentures payable	67,771	97,774
Provisions	61,184	60,364
Deferred tax liabilities	19,382	21,424
Other non-current liabilities	3,372	3,391

Total non-current liabilities	191,306	216,531

Total liabilities	718,558	646,267

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,760	115,845
Special reserve	9,702	8,491
Surplus reserves	138,637	138,637
Undistributed profits	531,227	494,146
Currency translation differences	(924)	(1,097)

Equity attributable to equity holders of the Company	977,423	939,043

Minority interest	74,585	71,058

Total shareholders’ equity	1,052,008	1,010,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,770,566	1,656,368

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Balance Sheet

	March 31, 2011	December 31, 2010
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	92,929	28,336
Notes receivable	8,945	9,500
Accounts receivable	6,837	5,374
Advances to suppliers	37,350	24,809
Other receivables	19,497	31,942
Inventories	131,336	106,540
Other current assets	73	5,483

Total current assets	296,967	211,984

Non-current assets
Available-for-sale financial assets	506	517
Long-term equity investments	205,285	201,422
Fixed assets	319,618	325,278
Oil and gas properties	390,020	398,115
Construction in progress	169,352	167,245
Construction materials	8,685	8,741
Intangible assets	28,669	28,381
Goodwill	119	119
Long-term prepaid expenses	14,832	14,533
Other non-current assets	225	316

Total non-current assets	1,137,311	1,144,667

TOTAL ASSETS	1,434,278	1,356,651

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Balance Sheet (Continued)

	March 31, 2011	December 31, 2010
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	143,875	100,593
Notes payable	311	443
Accounts payable	107,709	129,794
Advances from customers	20,934	20,505
Employee compensation payable	5,822	4,552
Taxes payable	55,078	44,923
Other payables	26,380	14,236
Current portion of non-current liabilities	32,123	2,122
Other current liabilities	2,098	2,462

Total current liabilities	394,330	319,630

Non-current liabilities
Long-term borrowings	19,389	19,429
Debentures payable	67,500	97,500
Provisions	41,626	41,048
Deferred tax liabilities	4,769	6,494
Other non-current liabilities	2,667	2,697

Total non-current liabilities	135,951	167,168

Total liabilities	530,281	486,798

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,979	127,987
Special reserve	6,999	5,963
Surplus reserves	127,537	127,537
Undistributed profits	458,461	425,345

Total shareholders’ equity	903,997	869,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,434,278	1,356,651

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Income Statement

		Three months ended March 31
		2011	2010
		RMB million	RMB million
Items
Operating income		445,980	318,795
Less:	Cost of sales	(300,751)	(206,422)
	Tax and levies on operations	(60,046)	(40,967)
	Selling expenses	(11,846)	(12,422)
	General and administrative expenses	(19,732)	(14,296)
	Finance expenses	(2,209)	(1,932)
	Asset impairment losses	18	19
Add:	Investment income	2,458	1,915

Operating profit		53,872	44,690

Add:	Non-operating income	524	396
Less:	Non-operating expenses	(891)	(576)

Profit before taxation		53,505	44,510
Less:	Taxation	(12,898)	(9,134)

Net profit		40,607	35,376

Attributable to:
Equity holders of the Company		37,002	32,449
Minority interest		3,605	2,927
Earnings per share
Basic earnings per share (RMB Yuan)		0.20	0.18
Diluted earnings per share (RMB Yuan)		0.20	0.18

Other comprehensive (loss) / income		(19)	1,017

Total comprehensive income		40,588	36,393
Attributable to:
Equity holders of the Company		37,167	33,351
Minority interest		3,421	3,042

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

4. Income Statement

		Three months ended March 31
		2011	2010
		RMB million	RMB million
Items
Operating income		287,556	216,125
Less:	Cost of sales	(192,663)	(140,969)
	Tax and levies on operations	(44,535)	(31,527)
	Selling expenses	(8,794)	(9,872)
	General and administrative expenses	(15,737)	(10,802)
	Finance expenses	(2,272)	(1,420)
	Asset impairment losses	5	19
Add:	Investment income	15,666	13,362

Operating profit		39,226	34,916

Add:	Non-operating income	449	295
Less:	Non-operating expenses	(800)	(498)

Profit before taxation		38,875	34,713
Less:	Taxation	(5,784)	(3,208)

Net profit		33,091	31,505

Earnings per share
Basic earnings per share (RMB Yuan)		0.18	0.17
Diluted earnings per share (RMB Yuan)		0.18	0.17

Other comprehensive (loss) / income		(9)	21

Total comprehensive income		33,082	31,526

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

5. Consolidated Cash Flow Statement

	Three months ended March 31
	2011	2010
	RMB million	RMB million
Items
Cash flows from operating activities
Cash received from sales of goods and rendering of services	503,382	362,179
Refund of taxes and levies	171	140
Cash received relating to other operating activities	168	905

Sub-total of cash inflows	503,721	363,224

Cash paid for goods and services	(315,670)	(191,785)
Cash paid to and on behalf of employees	(19,562)	(16,260)
Payments of taxes and levies	(88,395)	(63,474)
Cash paid relating to other operating activities	(12,991)	(16,213)

Sub-total of cash outflows	(436,618)	(287,732)

Net cash flows from operating activities	67,103	75,492

Cash flows from investing activities
Cash received from disposal of investments	3,052	68
Cash received from returns on investments	648	700
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	224	92

Sub-total of cash inflows	3,924	860

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(54,974)	(60,130)
Cash paid to acquire investments	(1,366)	(162)

Sub-total of cash outflows	(56,340)	(60,292)

Net cash flows from investing activities	(52,416)	(59,432)

Cash flows from financing activities
Cash received from capital contributions	230	112
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	230	112
Cash received from borrowings	134,224	78,996
Cash received relating to other financing activities	109	22

Sub-total of cash inflows	134,563	79,130

Cash repayments of borrowings	(77,068)	(42,578)
Cash payments for interest expenses and distribution of dividends or profits	(2,850)	(2,040)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(100)	(92)
Cash payments relating to other financing activities	(63)	(148)

Sub-total of cash outflows	(79,981)	(44,766)

Net cash flows from financing activities	54,582	34,364

Effect of foreign exchange rate changes on cash and cash equivalents	24	175

Net increase in cash and cash equivalents	69,293	50,599

Add: Cash and cash equivalents at beginning of the period	45,709	86,925

Cash and cash equivalents at end of the period	115,002	137,524

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

6. Cash Flow Statement

	Three months ended March 31
	2011	2010
	RMB million	RMB million
Items
Cash flows from operating activities
Cash received from sales of goods and rendering of services	334,797	247,453
Refund of taxes and levies	160	111
Cash received relating to other operating activities	15,639	7,425

Sub-total of cash inflows	350,596	254,989

Cash paid for goods and services	(246,516)	(144,898)
Cash paid to and on behalf of employees	(12,997)	(11,059)
Payments of taxes and levies	(57,845)	(43,303)
Cash paid relating to other operating activities	(7,074)	(8,748)

Sub-total of cash outflows	(324,432)	(208,008)

Net cash flows from operating activities	26,164	46,981

Cash flows from investing activities
Cash received from disposal of investments	3,029	17
Cash received from returns on investments	15,264	13,552
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	170	64

Sub-total of cash inflows	18,463	13,633

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(14,160)	(37,605)
Cash paid to acquire investments	(3,229)	(4,906)

Sub-total of cash outflows	(17,389)	(42,511)

Net cash flows from investing activities	1,074	(28,878)

Cash flows from financing activities
Cash received from borrowings	94,886	55,109
Cash received relating to other financing activities	78	4

Sub-total of cash inflows	94,964	55,113

Cash repayments of borrowings	(51,603)	(23,747)
Cash payments for interest expenses and distribution of dividends or profits	(2,986)	(1,766)
Cash payments relating to other financing activities	(20)	(148)

Sub-total of cash outflows	(54,609)	(25,661)

Net cash flows from financing activities	40,355	29,452

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	67,593	47,555

Add: Cash and cash equivalents at beginning of the period	25,336	66,888

Cash and cash equivalents at end of the period	92,929	114,443

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun